PRESS RELEASE

PARAMOUNT ENERGY TRUST FILES ANNUAL INFORMATION FORM AND FORM 40-F

FOR THE YEAR ENDED DECEMBER 31, 2006

Calgary, AB – March 14, 2007 (TSX – PMT.UN) - Paramount Energy Trust (“PET”) has filed its Annual Information Form (“AIF”) for the year ended December 31, 2006 with the Canadian securities regulatory authorities on the System for Electronic Document Analysis and Retrieval (“SEDAR”) in Canada, and has filed its Form 40-F (which includes the AIF as an exhibit) with the U.S. Securities and Exchange Commission on the Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system in the United States.  The AIF contains the statements and reports relating to reserves data and other oil and gas information as required by National Instrument 51-101 of the Canadian Securities Administrators (“NI 51-101”).

An electronic copy of the AIF may be obtained on PET’s profile at www.sedar.com and a copy of PET’s Form 40-F may be obtained on PET’s profile at www.sec.gov/edgar.shtml.  Both documents will be made available on PET’s website at www.paramountenergy.com.

PET is a natural gas-focused Canadian energy trust.  PET’s Trust Units and Convertible Debentures are listed on the Toronto Stock Exchange under the symbol “PMT.UN”, “PMT.DB”, “PMT.DB.A”, and “PMT.DB.B” respectively.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

FOR ADDITIONAL INFORMATION, PLEASE CONTACT:

Paramount Energy Operating Corp, administrator of Paramount Energy Trust Suite 500, 630 – 4 Avenue SW, Calgary, AB T2P 0J9 Telephone: (403) 269-4400 Fax: (403) 269-6336 Email: info@paramountenergy.com
Susan L. Riddell Rose, President and Chief Executive Officer Cameron R. Sebastian, Vice President, Finance and Chief Financial Officer Sue Showers, Investor Relations Advisor